[ISPAT INTERNATIONAL N.V. LOGO]

For Immediate Release: Rotterdam, October 25, 2004

                     ISPAT INTERNATIONAL N.V. REPORTS RECORD
                         RESULTS FOR THIRD QUARTER 2004

Ispat International N.V., (NYSE: IST US; AEX: IST NA), today reported a record net income of $460 million or $3.91 per share for the third quarter of 2004 as compared to a net loss of $10 million or negative $0.08 per share for the third quarter of 2003. In the second quarter of 2004, the net income was $325 million or $2.75 per share.

Consolidated sales and operating income for the third quarter were $2.5 billion and $659 million, respectively, as compared to $1.3 billion and $4.0 million loss, respectively, for the third quarter of 2003; and $2.1 billion and $426 million respectively for the second quarter of 2004.

Total steel shipments were approximately 4.1 million tons1, which represented an increase of approximately 15% over the third quarter of 2003 and an increase of approximately 1% over the second quarter of 2004.

For the nine-month period January-September 2004, Ispat International N.V.'s net income was $887 million or $7.51 per share as compared to net income of $55 million or $0.44 per share for the nine-month period January-September 2003.

Consolidated sales and operating income for the nine month period
January-September 2004 were $6.3 billion and $1.2 billion respectively, compared to $4.0 billion and $129 million respectively for the nine-month period January-September 2003.

Total steel shipments for the nine-month period January-September 2004 were 12.4 million tons, compared to 11.4 million tons for the nine-month period January-September 2003.

The improved earnings were primarily due to strong demand and prices for our products across all markets. Our average price realization in the third quarter 2004 improved by 61% compared to the third quarter of 2003 and by 11% compared to the second quarter of 2004, driven by higher base selling prices, raw material surcharges and improved product mix. For the nine-month period January-September 2004, average price realization was 40% higher than the corresponding period of 2003.


--------
1 The term "ton" means a short ton (ST). One short ton is equal to 2,000 pounds.

The situation with respect to availability and prices of key raw materials such as iron ore, scrap, coke and natural gas continued to remain challenging. Overall, cost of sales per ton during the quarter was higher by 20% as compared to the third quarter of 2003 and by 4% compared to the second quarter of 2004. Cost of sales per ton during the nine-month period January-September 2004 was higher by 20% compared to the corresponding period of 2003.

There were no material unusual or one-time items during the quarter. Selling, general and administrative expenses were higher due to higher costs and increased shipments.

Details of Shipments, Sales and Operating Income at our main operating subsidiaries were as follows:


------------------------------------------------------------------------------

                                      Q3 2004         Q3 2003        Q2 2004
Shipments                            000'Tons        000'Tons        000'Tons
------------------------------------------------------------------------------
US and Canadian Operating               1,843           1,672           1,801
Subsidiaries
Ispat Europe Group                        955             832           1,000
Other Subsidiaries                      1,310           1,078           1,256
------------------------------------------------------------------------------

------------------------------------------------------------------------------

                                     Q3 2004          Q3 2003        Q2 2004
Sales                              $ Million        $ Million       $ Million
------------------------------------------------------------------------------
US and Canadian Operating              1,176              679           1,010
Subsidiaries
Ispat Europe Group                       529              328             509
Other Subsidiaries                       751              287             590
------------------------------------------------------------------------------

------------------------------------------------------------------------------

                                     Q3 2004          Q3 2003        Q2 2004
Operating Income                   $ Million        $ Million       $ Million
------------------------------------------------------------------------------
US and Canadian Operating                307             (39)             167
Subsidiaries
Ispat Europe Group                        78                0              54
Other Subsidiaries                       274               35             205
------------------------------------------------------------------------------

For the nine-month period January-September, details of Shipments, Sales and Operating Income at our main operating subsidiaries were as follows:

--------------------------------------------------------------

                                  Nine Months            Nine
                                         2004     Months 2003
Shipments                            000'Tons        000'Tons
--------------------------------------------------------------
US and Canadian Operating               5,470           5,105
Subsidiaries
Ispat Europe Group                      3,081           2,774
Other Subsidiaries                      3,838           3,495
--------------------------------------------------------------

--------------------------------------------------------------

                                 Nine Months             Nine
                                        2004      Months 2003
Sales                              $ Million        $ Million
--------------------------------------------------------------
US and Canadian Operating              3,038            2,096
Subsidiaries
Ispat Europe Group                     1,535            1,060
Other Subsidiaries                     1,747              876
--------------------------------------------------------------

--------------------------------------------------------------

                                 Nine Months             Nine
                                        2004      Months 2003
                                   $ Million        $ Million
Operating Income
--------------------------------------------------------------
US and Canadian Operating                569                0
Subsidiaries
Ispat Europe Group                       138               26
Other Subsidiaries                       536              103
--------------------------------------------------------------

Liquidity continues to improve. During the third quarter of 2004, working capital increased by $226 million, mainly due to higher levels of inventories and receivables driven by higher levels of costs and selling prices, partly offset by improvements in trade accounts payables. During the nine month period January-September 2004, working capital increased by $501 million.

Capital expenditure during the quarter was $37 million and during nine months of 2004 was $93 million.

As at September 30, 2004, the Company's cash and cash equivalents were $170 million ($80 million at December 31, 2003 and $143 million at June 30, 2004). In addition, the Company's operating subsidiaries had available borrowing capacity of $482 million as at September 30, 2004. The comparable number was $223 million as at June 30, 2004 and $143 million as at December 31, 2003.

During the third quarter 2004, the Company reduced net debt by $391 million, consisting of reduction of borrowings by $364 million, largely by prepaying long-term debt at its subsidiaries, and increase of $27 million in cash and cash equivalents. During the nine-month period January-September 2004, borrowing was reduced by $514 million, cash and cash equivalents increased by $90 million, thus net debt reduced by $604 million.

Gross debt at the end of the quarter - which includes both long and short-term debt, as well as borrowings under working capital credit facilities - was $1.8 billion, as compared to $2.1 billion at the end of the second quarter of 2004. ($2.3 billion as at December 31, 2003).

During the nine-month period January-September 2004, the number of its own shares purchased under the stock buy back program was 5.3 million and the average price was $10.25 per share.

Outlook for fourth quarter 2004
-------------------------------

The Company expects improved selling prices arising out of prior bookings of orders. However, shipments in the fourth quarter will be lower due to seasonal factors. There is also likely to be continued pressure on availability and cost of all major inputs.

Working capital is expected to continue to increase due to increases in input prices and costs. Capital expenditure is expected to be slightly higher in the fourth quarter than in the third.

Overall, the Company expects to benefit from market conditions for its products. The fourth quarter is expected to be in line with the third quarter.

Recent development
------------------

On the same day as this Earning Release (October 25, 2004) the Company announced two major transactions, involving acquisitions of other steel companies. Please read the separate press releases on this subject.

The summary consolidated financial and other information, including accounts of Ispat International N.V. ("Ispat International" or "the Company") and its consolidating subsidiaries are prepared in accordance with U.S. GAAP. All material inter-company balances and transactions have been eliminated. Quantitative information on total shipments of steel products includes inter-company shipments.

Ispat International N.V. is one of the largest and most global steel producers, with major steelmaking operations in the United States, Canada, Mexico, Trinidad, Germany and France. The Company produces a broad range of flat and long products sold mainly in the North American Free Trade Agreement (NAFTA) participating countries and the European Union (EU) countries. Ispat International N.V. is a member of the LNM Group.

This news release contains forward-looking statements that involve a number of risks and uncertainties. These statements are based on current expectations and actual results may differ materially from these expectations. Among the factors that could cause actual results to differ are the risk factors listed in the Company's most recent SEC filings

Additionally, the Company has made, and may continue to make, including in (but not limited to) this Press Release, various forward-looking statements with respect to its financial position, business strategy, projected costs, projected savings, and plans and objectives of management. Such forward-looking statements are identified by the use of the forward-looking words or phrases such as 'anticipates', 'intends', 'expects', 'plans', 'believes', 'estimates', or words or phrases of similar import. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, and the statements looking forward beyond the third quarter of 2004 are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from those anticipated in the forward-looking statements.

For further information, visit our web site: http://www.ispat.com, or call:
                                             --------------------

Ispat International Limited                    Citigate Financial Intelligence
T.N. Ramaswamy                                 John McInerney / Jessica Wolpert
Director, Finance                              Investor Relations
+ 44 20 7543 1174                              +1 201 499 3535 / +1 201 499 3533

                                   CONSOLIDATED BALANCE SHEETS UNDER U.S. GAAP

-------------------------------------------------------------------------------------------------------------------
                                                                                            As at
                                                                               September 30,       December 31,
In millions of U.S. Dollars                                                        2004                2003

                                                                                (Unaudited)          (Audited)

ASSETS
Current Assets
   Cash and cash equivalents, including short term investments                             $170                $80
   Trade accounts receivable - net                                                          857                507
   Inventories                                                                            1,106                828
   Prepaid expenses and other                                                               159                105
   Deferred tax assets                                                                       88                 30
                                                                                ---------------      -------------
   Total Current Assets                                                                   2.380              1,550

Property, plant and equipment - net                                                       3,030              3,091
Investments in affiliates and Joint Ventures                                                267                252
Deferred tax assets                                                                         344                535
Intangible pension assets                                                                   113                117
Other assets                                                                                110                 90
                                                                                            ---      -------------
Total Assets                                                                             $6,244             $5,635
                                                                                ===============      =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Payable  to banks and  current  portion  of  long-term  debt  including                 $394               $363
affiliates
   Trade accounts payable                                                                   695                577
   Accrued expenses and other current liabilities                                           575                492
   Deferred tax liabilities                                                                  37                 28
                                                                                             --      -------------
   Total Current Liabilities                                                              1,701              1,460

Long term debt including affiliates                                                       1,370              1,914
Deferred tax liabilities                                                                    159                 74
Deferred employee benefits                                                                1,899              1,906
Other long term obligations                                                                 107                132
                                                                                            ---      -------------
Total Liabilities                                                                         5,236              5,486

Shareholders' equity
   Common shares                                                                              7                  7
   Treasury stock                                                                         (125)              (110)
   Additional paid-up capital                                                               557                586
   Retained earnings                                                                      1,094                207
   Cumulative other comprehensive income                                                  (525)              (541)
                                                                                          -----      -------------
Total Shareholders' equity                                                                1,008                149
                                                                                          -----      -------------
Total Liabilities and Shareholders' Equity                                               $6,244             $5,635
                                                                                         ======      =============

-------------------------------------------------------------------------------------------------------------------

                             CONSOLIDATED FINANCIAL
                      & OTHER INFORMATION AS PER U.S. GAAP

-------------------------------------------------------------------------------------------------------------------
                                                                               For the Third Quarter             For the Nine
                                                                                       Ended                     Months Ended
                                                                                                                September 30,
                                                                                    September 30,
In millions of U.S. Dollars, except share, per share and other data                 2004         2003            2004         2003

                                                                               (Unaudited)  (Unaudited)     (Unaudited)  (Unaudited)
STATEMENT OF INCOME DATA
Sales                                                                              2,456        1,294           6,320        4,032
Costs and expenses:
   Cost of sales (exclusive of depreciation shown separately)                      1,704        1,215           4,794        3,645
   Depreciation                                                                       48           45             147          136
   Selling, general and administrative expenses                                       45           38             136          122
                                                                              ------------------------      -----------------------
                                                                                   1,797        1,298           5,077        3,903
Operating income (loss)                                                              659          (4)           1,243          129
Operating margin                                                                   26.8%       (0.3)%           19.7%         3.2%
Other income (expense) - net                                                           6           12              43           32
Financing costs:
   Interest (expense)                                                               (43)         (42)           (131)        (127)
   Interest income                                                                     -            4               1           11
   Net gain (loss) from foreign exchange                                               -            5               2            3
                                                                              ------------------------      -----------------------
                                                                                    (43)         (33)           (128)        (113)
Income (loss) before taxes                                                           622         (25)           1,158           48

Income tax expense (benefit):
   Current                                                                            30            2              46           11
   Deferred                                                                          132         (17)             225         (20)
                                                                              ------------------------      -----------------------
                                                                                     162         (15)             271          (9)
                                                                              ------------------------      -----------------------
Net income before change in accounting principle                                     460         (10)             887           57
Cumulative effect of change in accounting principle                                    -            -                          (2)
                                                                              ------------------------      -----------------------
Net income (loss)                                                                   $460        $(10)            $887          $55
                                                                              ------------------------      -----------------------

Basic earnings per common share                                                     3.91       (0.08)            7.51         0.44
Weighted average common shares outstanding (in millions)                             118          122             118          122

OTHER DATA
Total shipments of steel products including inter-company shipments
(thousands of tons)                                                                4,108        3,582          12,389       11,374

-----------------------------------------------------------------------------------------------------------------------------------

             CONSOLIDATED STATEMENTS OF CASH FLOWS AS PER U.S. GAAP

-------------------------------------------------------------------------------------------------------------------------------
                                                                         For the Third Quarter             For the Nine
                                                                                 Ended                     Months Ended
                                                                             September 30,                 September 30,

In millions of U.S. Dollars                                               2004         2003              2004         2003

                                                                       (Unaudited)   (Unaudited)      (Unaudited)  (Unaudited)
Operating activities:
Net income                                                                    460           (10)              887          55

Adjustments required to reconcile net income to net cash provided from operations:
   Depreciation                                                                48             45              147         136
   Deferred employee benefit costs                                              6          (157)              (7)       (145)
   Net foreign exchange loss (gain)                                             -            (4)              (2)         (3)
   Deferred income tax                                                        132           (18)              226        (20)
   Undistributed earnings from joint ventures                                (21)            (6)             (65)        (25)
   Other operating expenses                                                     3              2                1           3
Changes in operating assets and liabilities, net of effects from purchases of subsidiaries:
   Trade accounts receivable                                                (150)             58            (350)          51
   Inventories                                                              (146)             65            (276)          63
   Prepaid expenses and other assets                                         (38)              1             (55)        (30)
   Trade accounts payable                                                      58           (12)              105        (76)
   Accrued expenses and other liabilities                                      50             76               75         104
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                              402             40              686         113
-------------------------------------------------------------------------------------------------------------------------------
Investing activities:
   Purchase of property, plant and equipment                                 (37)           (79)             (93)       (135)
   Proceeds from sale of assets and investments including affiliates            2              2               20          19
   Investments in affiliates and joint ventures                                17              7               34          22
   Other investing activities                                                   -              -                2           -
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by investing activities                             (18)           (70)             (37)        (94)
-------------------------------------------------------------------------------------------------------------------------------
Financing activities:
   Proceeds from payable to banks                                             448          1,087            1,981       2,758
   Proceeds from long-term debt including from affiliates                      38             28              928          70
   Payments of payable to banks                                             (562)        (1,036)          (2,175)     (2,672)
   Payments of long-term debt including affiliates                          (288)           (45)          (1,248)       (176)
   Purchase of treasury stock                                                   -              -             (54)         (9)
   Exercise of stock option                                                   (5)              -              (7)           -
   Sale of treasury stock                                                      12              -               16           -
-------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                            (357)             34            (559)        (29)
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                           27              4               90        (10)
Effect of exchange rate changes on cash                                         -              2                -           4
Cash and cash equivalent:
   At the beginning of the period                                             143             65               80          77
------------------------------------------------------

------------------------------------------------------
   At the end of the period                                                   170             71              170          71
-------------------------------------------------------------------------------------------------------------------------------